SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of  July  2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Result of AGM

3.  Holding(s) in Company

4.  Director/PDMR Shareholding

5.  Director/PDMR Shareholding

6.  Total Voting Rights

7.  Holding(s) in Company

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

TOMKINS PLC

RESULT OF AGM VOTING - 1 JUNE 2010

All of the Resolutions proposed at the Tomkins Annual General Meeting held on 1 June 2010 were duly approved by shareholders.

The result of the Poll on each Resolution was as follows:-

Resolution	Total For (including discretion)		Against		Total Validly Cast		Withheld [2]
	No. of Votes	% of Vote [1]	No. of Votes	% of Vote [1]	No. of Votes	% of Issued Share Capital [1,2,3]	No. of Votes
1. Report and Accounts	609,743,235	99.89	678,218	0.11	610,421,453	69.26%	530,186
2. Remuneration Committee report	561,713,374	92.99	42,374,722	7.01	604,088,096	68.54%	6,879,958
3. Dividend	609,902,069	99.87	768,754	0.13	610,670,823	69.28%	298,324
4. D.B. Newlands	581,559,136	96.58	20,566,916	3.42	602,126,052	68.31%	8,828,726
5. Re-appoint au ditors	603,062,615	99.83	1,034,712	0.17	604,097,327	68.54%	6,869,986
6. Auditors' remuneration	603,097,754	99.88	700,909	0.12	603,798,663	68.50%	7,164,779
7. Allotment of relevant securities	594,623,275	97.95	12,432,694	2.05	607,055,969	68.87%	3,891,445
8. Disapplication of pre-emption rights	593,978,957	97.35	16,155,545	2.65	610,134,502	69.22%	834,645
9. Purchase of own shares	609,119,512	99.76	1,474,647	0.24	610,594,159	69.28%	372,238
10. New Articles of Association	602,718,622	99.88	743,487	0.12	603,462,109	68.47%	7,507,953
11. Notice of general meetings	555,922,339	91.51	51,607,195	8.49	607,529,534	68.93%	3,441,760

Notes:
1.         The percentages above are rounded to two decimal places.
2.         A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" and "against" a resolution.
3.         The number of ordinary shares in issue (excluding Treasury shares) at 6.00pm on 28 May 2010 was 881,396,945.

A copy of the resolutions (other than resolutions concerning ordinary business) passed at the Annual General Meeting has been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection at the FSA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

D P Burton
Company Secretary
2 June 2010

Exhibit 3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Tomkins plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	18 June 2010
6. Date on which issuer notified:	22 June 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 9 US cents ISIN code GB0008962655	44,863,122	44,863,122	N/A	N/A	41,544,407	N/A	4.71%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	2,058,612		Nominal	Delta
						0.23%	0.23%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
43,603,019			4.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 43,603,019 (4.95%).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 4

TOMKINS PLC

23 June 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares under the Tomkins Dividend Reinvestment Plan
Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility. The acquisitions of shares in London at a price of 246.44 pence per share on 10 June 2010 represent the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 6.50 US cents per ordinary share for the year ended 2 January 2010. The Company received confirmation of the transactions on 22 June 2010.
John Zimmerman - 5,449 (number of ordinary shares of 9 US cents each acquired);
Terry O'Halloran - 5,376 (number of ordinary shares of 9 US cents each acquired).
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

Exhibit 5

Tomkins plc
24 June 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Awards of shares under the Tomkins Annual Bonus Incentive Plan
Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility, following the grant in London on 23 June 2010 of share awards under the Tomkins Annual Bonus Incentive Plan at a price of 248.6 pence per share:-
James Nicol - 91,743 (number of ordinary shares of 9 US cents each);
John Zimmerman - 40,137;
Denise Patricia Burton - 1,948;
David J. Carroll - 17,200;
Terry O'Halloran - 9,604;
George Stephen Pappayliou - 17,200;
Alan Power - 27,373;
Mildred P. Woryk - 9,747.
Part of the participant's bonus earned for the first quarter of the 2010 calendar year was used for shares, which form the award.
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

Exhibit 6

30 June 2010

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,473,530 Ordinary shares with voting rights. The Company holds 2,931,290 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,542,240.

The above figure (881,542,240) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 7

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Tomkins plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	14 July 2010
6. Date on which issuer notified:	16 July 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 9 US cents ISIN code GB0008962655	41,544,407	41,544,407	N/A	N/A	41,583,776	N/A	4.72%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	2,775,744		Nominal	Delta
						0.31%	0.31%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
44,359,520			5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 44,359,520 (5.03%).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  22 July, 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary